Exhibit 99.1

Borr Drilling Provides Operational Update on Arabian Gulf Operations

Hamilton, Bermuda, March 9, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (“Borr Drilling” or the “Company”) today provided an operational update following recent hostilities in the Arabian Gulf, where the Company has four jack-up rigs deployed: one in Saudi Arabia; one in the UAE; and two in Qatar.

In accordance with the customers’ general precautionary measures, the three rigs deployed in Qatar and the UAE have been down manned as of last week.

On March 7, 2026, the Arabia III was impacted by an incident that occurred on a customer-operated platform. The rig was subsequently safely shut down, and all personnel were successfully evacuated.

All Borr Drilling’s employees and crew in the region are accounted for and safe.

CEO, Bruno Morand, commented: “First and foremost, ensuring the safety and wellbeing of our personnel is our highest priority. All employees in the region are safe and accounted for, and operations across the region will remain on standby until conditions allow for a safe resumption of activity.”

The Company continues to closely monitor developments and remains in active communication with its customers and relevant stakeholders in the region. These four rigs remain under contract and are insured.

The Company will provide additional updates in the event of any material developments in the situation.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208